UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

07.17.2012

BBVA reinforces its retail

and Latin American businesses

☐	Ignacio Deschamps will head Retail Banking, a new unit responsible for global retail banking and South America’s franchises

☐	Vicente Rodero, currently head of the Group’s South American businesses, will be proposed as chief executive of BBVA Bancomer, replacing Mr. Deschamps

☐	José María García Meyer-Dohner is stepping down from his executive duties at BBVA, ending a successful career of nearly four decades and after launching with success the Group’s global retail banking area.

BBVA kicks off a new phase in the development of its retail business and high-growth markets with the appointment of Ignacio Deschamps as head of a new division that combines global retail banking with the Group’s businesses in South America. The new unit will be known as Retail Banking. Vicente Rodero is changing his position as head of BBVA franchises in South America and has been proposed to replace Mr. Deschamps as chief executive of BBVA Bancomer. José María García Meyer-Dohner will remain involved with the Group as a consultant and representative.

BBVA chairman Francisco González said, “I am sure that Ignacio and Vicente will continue to be very successful in their new positions. I wish to thank José María for his impeccable performance at BBVA.”

The proposed changes are part of the Group’s strategy to strengthen growth potential and to expand its notable position in emerging markets. High-growth markets accounted for about 72% of net attributable profit in the first quarter of 2012.

BBVA president and chief operating officer Angel Cano said, “Merging the global retail banking area with the South-American franchises will accelerate the implementation of best practices in retail banking and enhance the Group’s global reach.”

The new unit will be known as Retail Banking. It will boost retail businesses including insurance, payment systems, private banking, consumer finance and asset management, and it will also lead the South-American franchises.

07.17.2012

Ignacio Deschamps (49) joined BBVA Bancomer in 1993 and became president and chief executive officer of Mexico's biggest financial group in 2006. Ignacio Lacasta will leave his job as head of BBVA Chile to join Mr. Deschamps’s team as the business development director for South America. Also, Manuel Olivares Rossetti will be proposed to replace Mr. Lacasta as head of BBVA Chile.

Vicente Rodero (55) joined BBVA in 1981. In 1995 he became head of BBVA Bancomer’s risk unit and in 2007 he was named head of the South-American franchises. In his new mission he will be supported by Mexican executive Luis Robles who is being proposed as the next chairman of the Board of BBVA Bancomer. From this position, Mr. Robles will contribute with his outstanding experience to the development and growth of the BBVA Group.

José María García Meyer-Dohner is ending his executive responsibilities after a brilliant career of 38 years in the BBVA Group during which he led successful projects in Spain, Mexico and the U.S. More recently he led the creation of BBVA's global retail banking division. Mr. García Meyer will remain involved with the Group as a consultant and representative.

Contact details:

Corporate Communications

Tel. (+34) 91 374 69 88

comunicacion.corporativa@bbva.com

07.17.2012

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading Euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 18, 2012	By:	/s/ Eduardo Ávila Zargoza
	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer